SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)
(Amendment No. 7)*
LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
50575Q 10 2

(CUSIP Number)
Phillip Frost, M.D.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-6511

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
April 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2	Page 2 of 8 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,826,730 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

53,826,730 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,826,730 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	Page 3 of 8 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost-Nevada Investments Trust IRS I.D. #59-2749083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,826,730 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

53,826,730 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,826,730 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	Page 4 of 8 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frost Gamma Investments Trust IRS I.D. #46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		53,826,730 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

53,826,730 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,826,730 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 50575Q 10 2	Page 5 of 8 Pages
SCHEDULE 13D
          This Amendment No. 7 to the original Schedule 13D previously filed by Phillip Frost, M.D. (“Dr. Frost”), Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share (“Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (“Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:
          The source of funds for the acquisition of 2,680,821 shares of Common Stock from the Issuer as described in Item 4 below was from working capital of the Gamma Trust.
Item 4. Purpose of Transactions
Item 4 of the Schedule 13D is hereby amended to add the following:
          On June 29, 2007, the Issuer granted Dr. Frost a ten-year option to purchase 20,000 shares of Common Stock at an exercise price of $2.30 per share. The option vests in full on June 29, 2008.
          On July 26, 2007, the Issuer granted Dr. Frost a ten-year option to purchase 1,200,000 shares of Common Stock at an exercise price of $2.30 per share. The option vests in four equal annual installments commencing on the first anniversary of the date of grant.
          On August 13, 2007, the Gamma Trust purchased 500,000 shares of Common Stock in an open market purchase for $1,075,000 in cash, or $2.15 per share. On September 28, 2007, the Gamma Trust purchased (i) 9,800 shares of Common Stock in an open market purchase for $19,306 in cash, or $1.97 per share, (ii) 7,489 shares of Common Stock in an open market purchase for $14,828.22 in cash, or $1.98 per share, and (iii) 7,711 shares of Common Stock in an open market purchase for $15,344.89 in cash, or $1.99 per share.
          On October 19, 2007, the Issuer granted Gamma Trust a ten-year warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $1.91 per share. The warrant was issued as consideration for Gamma Trust providing advances to the Issuer, from time to time at the Issuer’s request, in an aggregate principal amount of $30 million pursuant to a Credit Agreement with the Issuer. The initial borrowings under the Credit Agreement were used by the Issuer in connection with its acquisition of Investacorp Inc. and its related companies. Copies of the warrant and Credit Agreement are incorporated by reference to Exhibits 19 and 20, respectively. Gamma Trust subsequently assigned the warrant to Nevada Trust.
          From November 2007 to March 2008, the Gamma Trust purchased an aggregate of 505,821 shares of Common Stock in open market purchases as follows:

CUSIP No. 50575Q 10 2	Page 6 of 8 Pages

	Average Per-Share Purchase
Transaction Date	Price ($)	Shares (#)	Total Purchase Price ($)
11/13/2007	1.83	59,126	108,064.59
11/14/2007	1.94	54,395	105,303.28
11/15/2007	1.96	50,000	97,790.00
11/26/2007	1.88	4,852	9,120.79
11/27/2007	1.96	45,148	88,711.31
12/6/2007	1.93	4,700	9,071.00
12/7/2007	1.96	5,000	9,800.00
12/7/2007	1.95	5,300	10,327.05
12/12/2007	1.92	10,000	19,181.00
12/13/2007	1.92	25,000	48,102.50
12/14/2007	1.94	20,000	38,874.00
12/17/2007	1.91	10,000	19,096.00
12/18/2007	1.95	20,000	39,092.00
12/19/2007	1.98	15,400	30,438.10
12/20/2007	1.96	4,600	9,024.28
12/20/2007	1.98	7,300	14,450.35
12/21/2007	2.10	10,000	20,950.00
12/31/2007	2.16	100,000	215,880.00
1/4/2008	2.01	25,000	50,267.50
1/8/2008	2.01	20,000	40,200.00
3/20/2008	1.89	10,000	18,867.00

CUSIP No. 50575Q 10 2	Page 7 of 8 Pages
          On March 25, 2008, the Gamma Trust purchased 150,000 shares of Common Stock in a private sale transaction for an aggregate purchase price of $285,000, or $1.90 per share. On April 1, 2008, the Gamma Trust purchased 1,500,000 shares of Common Stock in a private sale transaction for an aggregate purchase price of $2,700,000, or $1.80 per share.
          Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended in its entirety to read as follows:
          (a) — (b) Each of the Reporting Persons is the beneficial owner of 53,826,730 shares of Common Stock. This amount represents (i) 43,013,431 shares of Common Stock held by the Nevada Trust, (ii) 360,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Dr. Frost, (iii) 8,453,299 shares of Common Stock held by the Gamma Trust and (iv) 2,000,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Nevada Trust. Does not include 2,120,000 shares of common stock issuable upon exercise of options held by Dr. Frost that are not currently exercisable and that will not become exercisable within the next 60 days. Each of the Reporting Persons is the beneficial owner of approximately 32.80% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 161,740,406 shares of Common Stock outstanding as of March 3, 2008.
          The securities discussed above are owned of record by one or more of such Reporting Persons. As the sole trustee of the Gamma Trust and the Nevada Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust and the Nevada Trust, respectively, by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trusts. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.
Item 7. Material to be Filed as Exhibits

     19. Warrant, dated as of October 19, 2007, originally issued to Frost Gamma Investments Trust pursuant to Credit Agreement (incorporated by reference to Exhibit 10.3 in the Issuer’s Current Report on Form 8-K dated October 19, 2007).
     20. Credit Agreement, dated as of October 19, 2007, originally by and between the Issuer and Frost Gamma Investments Trust, including the form of Note thereunder (incorporated by reference to Exhibit 4.1 in the Issuer’s Current Report on Form 8-K dated October 19, 2007).

CUSIP No. 50575Q 10 2	Page 8 of 8 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008
/s/ Phillip Frost
Phillip Frost, M.D.

FROST-NEVADA INVESTMENTS TRUST

	By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee

FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost
Phillip Frost, M.D., Trustee